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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NET2PHONE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64108N10
         -------------------------------------------------------------
                                 (CUSIP Number)


                              JOYCE J. MASON, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                                 IDT CORPORATION
                                520 BROAD STREET
                            NEWARK, NEW JERSEY 07102
                                 (201) 928-4484
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 AUGUST 11, 2000
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 2 of 11 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                             IDT INVESTMENTS INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     88-0469107
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER                                  9,996,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                              28,896,750*
  OWNED BY                                                     See Items 4 and 6
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                             9,996,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                         28,896,750*
                                                               See Items 4 and 6
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    28,896,750*

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  76.8%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All of the subject shares, including such shares beneficially owned by ITelTech, LLC may be deemed to be beneficially owned, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by IDT Investments Inc. by virtue of the Voting Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this Statement on Schedule 13D shall not be construed as an admission by IDT Investments Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

** All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 3 of 11 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  IDT CORPORATION
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     22-3415036
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER                                  9,996,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                              28,896,750*
  OWNED BY                                                     See Items 4 and 6
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                             9,996,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                         28,896,750*
                                                               See Items 4 and 6
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    28,896,750*

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  76.8%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO

________________________________________________________________________________

* All of the subject shares, including such shares beneficially owned by ITelTech, LLC may be deemed to be beneficially owned, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by IDT Corporation by virtue of the Voting Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this Statement on
Schedule 13D shall not be construed as an admission by IDT Corporation that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

** All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share.

------------------                                           ------------------
CUSIP No. 64108N10                                           Page 4 of 11 Pages
------------------                                           ------------------
________________________________________________________________________________

1    NAME OF REPORTING PERSONS.                                  HOWARD S. JONAS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [x]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

________________________________________________________________________________
               7    SOLE VOTING POWER                                  9,996,750
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                              28,896,750*
  OWNED BY                                                     See Items 4 and 6
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                             9,996,750
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                         28,896,750*
                                                               See Items 4 and 6
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    28,896,750*

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  76.8%**

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

________________________________________________________________________________

* All of the subject shares, including such shares beneficially owned by ITelTech, LLC may be deemed to be beneficially owned, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Howard S. Jonas by virtue of the Voting Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this Statement on
Schedule 13D shall not be construed as an admission by Howard S. Jonas that he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which he does not have sole voting and dispositive power.

** All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Net2Phone, Inc., a Delaware corporation ("Net2Phone"). The principal executive offices of Net2Phone are located at 171 Main Street, Hackensack, New Jersey 07601.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(b) IDT Investments Inc. is a Nevada corporation ("IDT Investments"). IDT Investments is a holding company and a wholly owned subsidiary of IDT. The address of its principal office and principal place of business is 2325B Renaissance Drive, Las Vegas, Nevada 89119.

         IDT Corporation is a Delaware corporation ("IDT"), which provides telecommunications and Internet services to wholesale and retail customers. The address of its principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         Howard S. Jonas is the Chief Executive Officer, Chairman of the Board of Directors and Treasurer of IDT. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         (c) The name, business address, and principal occupation of each executive officer and director of IDT Investments and IDT is set forth in Exhibits 1 and 2 hereto and incorporated herein by reference.

         (d) During the last five years, neither of the Reporting Persons, nor to the best of IDT Investments's knowledge, any of IDT Investments' directors or executive officers, nor to the best of IDT's knowledge, any of IDT's directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons, nor to the best of IDT Investments' knowledge, any of IDT Investments' directors or executive officers, nor to the best of IDT's knowledge, any of IDT's directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) To the best of IDT Investments' knowledge, each of the executive officers and directors of IDT Investments named in Exhibit 1 is a United States citizen.

         To the best of IDT's knowledge, each of the executive officers and directors of IDT named in Exhibit 2 is a United States citizen.

         Howard S. Jonas is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         IDT Investments currently holds its interest in Net2Phone for investment purposes.

         STOCK PURCHASE AGREEMENT AND SUBSCRIPTION AGREEMENT. On August 11, 2000, AT&T Corp. ("AT&T"), through a newly formed business entity, ITelTech, LLC, a Delaware limited liability Company ("ITelTech"), purchased (i) from Net2Phone four million newly-issued shares of Class A Stock at a price of $75 per share and (ii) from IDT Investments 14.9 million shares of Class A Stock at a price of $75 per share.

         Pursuant to the stock purchase agreement between AT&T, IDT and IDT Investments (the "Stock Purchase Agreement") and the subscription agreement between Net2Phone and AT&T (the "Subscription Agreement"), (i) Howard S. Jonas resigned from Net2Phone's Board of Directors and instead was appointed as an observer to Net2Phone's Board of Directors and (ii) two designees of AT&T, John Petrillo and Rick Roscitt, were elected to serve on Net2Phone's Board of Directors. AT&T has the right to designate one more member to serve on Net2Phone's Board of Directors. IDT Investments also granted ITelTech a right of first refusal to purchase its remaining shares of Class A Stock and an option to convert them into shares of Common Stock. Shares of Class A Stock have two votes per share, while shares of Common Stock have one vote per share. In addition, for a period of 18 months, if ITelTech buys shares of Class A Stock from another holder of shares of Class A Stock, IDT Investments has the option to cause ITelTech to purchase up to 5 million additional shares of its Class A Stock on the same terms and conditions.

         VOTING AGREEMENT. On August 11, 2000, in connection with the sale of shares of Class A Stock to ITelTech, IDT Investments and ITelTech entered into a voting agreement (the "Voting Agreement") pursuant to which IDT Investments and ITelTech agreed that until August 1, 2003 or such earlier time as IDT Investments ceases to own two million or more shares of Class A Stock or Common Stock, they will vote or cause to be voted all of their shares in favor of nominees to the Board of Directors of Net2Phone who are mutually acceptable to IDT Investments and ITelTech. The parties further agreed to vote or cause to be voted all of their shares consistent with the result of having two designees from IDT Investments reasonably acceptable to ITelTech on the Board of Directors of Net2Phone and three designees from ITelTech reasonably acceptable to IDT Investments on the Board of Directors of Net2Phone. In the event that they are unable to agree on acceptable nominees, they agreed to abstain from voting on such nominees as to which they are unable to agree. The parties also agreed to use their reasonable best efforts to assure that at least five members of the Board of Directors of Net2Phone will be members not employed by, providing material services for compensation to or otherwise affiliated with, IDT, IDT Investments, ITelTech or AT&T or any of their respective affiliates. This obligation terminates at such time as IDT Investments or ITelTech, as the case may be, becomes the beneficial owner of more than 85% or less than 15% of the voting power of Net2Phone.

         STOCKHOLDERS AGREEMENT. Pursuant to a stockholders agreement, dated May 13, 1999 (the "Stockholders Agreement"), IDT agreed to vote all of its shares of capital stock in Net2Phone in favor of the election of, and take all other actions necessary to cause the election of, a director nominated by SOFTBANK Technology Ventures IV, L.P. and a director nominated by GE Capital Equity Investments, Inc., in each case for as long as either entity holds a majority of the shares of Series A convertible preferred stock of Net2Phone originally purchased by them or the Class A Stock into which they were converted in August 1999.

         The descriptions of the Stock Purchase Agreement, Subscription Agreement, Voting Agreement and Stockholders Agreement throughout this Schedule 13D are qualified by reference to such Stock Purchase Agreement, Subscription Agreement, Voting Agreement and Stockholders Agreement, copies of which are filed as Exhibits 3, 4, 5 and 6 hereto and are incorporated herein by reference.

         Each of the Reporting Persons intends to continuously review their investment in Net2Phone, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Net2Phone, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Net2Phone owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) -
(j) of Item 4 of Schedule

13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Net2Phone's business and prospects, other developments concerning Net2Phone and its businesses generally, other business opportunities available to the reporting Persons, developments with respect to the business of IDT, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Net2Phone.

         Other than the transactions described above, the Reporting Persons have no plans or proposals with respect to Net2Phone or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) -
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) IDT Investments directly beneficially owns 9,996,750 shares of Class A Stock representing approximately 26.4% of the outstanding shares of the Class A Stock, approximately 16.8% of the total outstanding shares of Net2Phone and approximately 20.6% of the combined voting power of Net2Phone. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor.

         IDT does not directly beneficially own any shares of Net2Phone. IDT Investments is a wholly- owned subsidiary of IDT.

         Howard S. Jonas does not directly beneficially own any shares of Net2Phone. As of August 18, 2000, Mr. Jonas beneficially owned 951,605 shares of Common Stock, par value $0.01 per share, of IDT and 9,934,692 shares of Class A Common Stock, par value $0.01 per share, of IDT, representing approximately 31.6% of the outstanding shares of IDT and approximately 54.3% of the combined voting power of IDT.

         The filing of this 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Net2Phone owned by other parties.

         (b) Subject to the Voting Agreement and the Stockholders Agreement, the Reporting Persons and ITelTech, LLC may be deemed to share the power to vote, or dispose of, the 9,996,750 shares of Class A Stock owned by IDT Investments as well as the 18,900,000 shares of Class A Stock owned by ITelTech, LLC, equaling an aggregate amount of 28,896,750 shares of Class A Stock and representing approximately 76.8% of the total outstanding shares of Class A stock, approximately 48.7% of the total outstanding shares of Net2Phone and approximately 59.4%% of the combined voting power of Net2Phone.

         By virtue of his ownership of shares of IDT, representing approximately 54.3% of the combined voting power of IDT, Mr. Jonas has the power to direct IDT's and IDT Investments' power to vote, or dispose of, the shares of Net2Phone owned by IDT Investments.

         (c) On June 7, 2000, IDT transferred 7,500 shares of Class A Stock to Jewish Communal Fund, without consideration being paid therefor.

         On August 9, 2000, IDT transferred 24,896,750 shares of Class A Stock to IDT Investments in consideration for the issuance to IDT of 1,000 shares of Common Stock, par value $0.01 per share, of IDT Investments, representing all the outstanding capital stock of IDT Investments as of such date.

         On June 14, 2000, Steve Brown, Chief Financial Officer of IDT, sold 5,000 shares of Common Stock at a price of $36.795 per share, in the open market.

         Other than the transactions described in the preceding sentences, no transactions in the shares of Common Stock or Class A Stock have been effected by the Reporting Persons or, to the best of IDT Investments' knowledge, by any of the executive officers and directors of IDT Investments named in Exhibit 1, or, to the best of IDT's knowledge, by any of the executive officers and directors of IDT named in Exhibit 2 during the past 60 days.

         (d) None.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in this Item and in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of Net2Phone.

         Pursuant to the Stock Purchase Agreement and Subscription Agreement,
(i) Howard S. Jonas resigned from Net2Phone's Board of Directors and was appointed as an observer to Net2Phone's Board of Directors and (ii) two designees of AT&T, John Petrillo and Rick Roscitt, were elected to serve on Net2Phone's Board of Directors. AT&T has the right to designate one more member to serve on Net2Phone's Board of Directors. IDT Investments also granted to ITelTech a right of first refusal to purchase its remaining shares of Class A Stock and an option to require IDT to convert such remaining shares into shares of Common Stock. In addition, for a period of 18 months, if ITelTech buys shares of Class A Stock from another holder of shares of Class A Stock, IDT Investments has the option to cause ITelTech to purchase up to 5 million additional shares of its Class A Stock on the same terms and conditions.

         Pursuant to the Voting Agreement, IDT Investments and ITelTech agreed that until August 1, 2003 or such earlier time as IDT Investments ceases to own two million or more shares of Class A Stock or Common Stock, they will vote or cause to be voted all of their shares in favor of nominees to the Board of Directors of Net2Phone who are mutually acceptable to IDT Investments and ITelTech. The parties further agreed to vote or cause to be voted all of their shares consistent with the result of having two designees from IDT Investments reasonably acceptable to ITelTech on the Board of Directors of Net2Phone and three designees from ITelTech reasonably acceptable to IDT Investments on the Board of Directors of Net2Phone. In the event that they are unable to agree on acceptable nominees, they agreed to abstain from voting on such nominees as to which they are unable to agree. The parties also agreed to use their reasonable best efforts to assure that at least five members of the Board of Directors of Net2Phone will be members not employed by, providing material services for compensation to or otherwise affiliated with IDT, IDT Investments, ITelTech or AT&T or any of their respective affiliates. This obligation terminates at such time as IDT Investments or ITelTech, as the case may be, becomes the beneficial owner of more than 85% or less than 15% of the voting power of Net2Phone.

         Pursuant to a Stockholders Agreement, IDT agreed to vote all of its shares of Net2Phone in favor of the election of a director nominated by SOFTBANK Technology Ventures IV, L.P. and a director nominated by GE Capital Equity Investments, Inc., in each case for as long as either entity holds a majority of the shares of Series

A convertible preferred stock of Net2Phone originally purchased by them or Class A Stock into which they were converted.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Name, business address and principal occupation of each executive officer and director of IDT Investments.

Exhibit 2 Name, business address and principal occupation of each executive officer and director of IDT.

Exhibit 3 Stock Purchase Agreement, dated as of August 11, 2000, by and between AT&T, IDT and IDT Investments.

Exhibit 4 Subscription Agreement, dated as of August 11, 2000, by and between Net2Phone, Inc., a Delaware corporation, and AT&T Corp., a New York corporation.

Exhibit 5 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments.

Exhibit 6 Stockholders Agreement, dated as of May 13, 1999, by and among IDT, Clifford M. Sobel, Net2Phone and the additional investors listed on Schedule A thereto. (Incorporated by reference to Form S-1/A of Net2Phone filed June 20, 1999.)

Exhibit 7 Letter Agreement, dated as of March 28, 2000, between IDT and AT&T. (Incorporated by reference to Form 8-K of IDT filed March 31, 2000.)

Exhibit 8 Letter Agreement, dated as of March 30, 2000, between IDT, AT&T and Net2Phone. (Incorporated by reference to Form 8-K of IDT filed March 31, 2000.)

Exhibit 9 Joint Filing Agreement, dated as of August 21, 2000, between IDT Investments, IDT and Howard S. Jonas.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 21, 2000                      IDT INVESTMENTS INC.


                                            By: /s/ Howard Millendorf
                                                --------------------------------
                                                Howard Millendorf
                                                President




                                            IDT CORPORATION


                                            By: /s/ Howard S. Jonas
                                                --------------------------------
                                                Howard S. Jonas
                                                Chief Executive Officer and
                                                   Chairman of the Board of
                                                   Directors



                                             /s/ Howard S. Jonas
                                             -----------------------------------
                                             Howard S. Jonas

                                  EXHIBIT INDEX


Exhibit No.       Description

Exhibit 1 Name, business address and principal occupation of each executive officer and director of IDT Investments.

Exhibit 2 Name, business address and principal occupation of each executive officer and director of IDT.

Exhibit 3 Stock Purchase Agreement, dated as of August 11, 2000, by and between AT&T, IDT and IDT Investments.

Exhibit 4 Subscription Agreement, dated as of August 11, 2000, by and between Net2Phone, Inc., a Delaware corporation, and AT&T Corp., a New York corporation.

Exhibit 5 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments.

Exhibit 6 Stockholders Agreement, dated as of May 13, 1999, by and among IDT, Clifford M. Sobel, Net2Phone and the additional investors listed on Schedule A thereto. (Incorporated by reference to Form S-1/A of Net2Phone filed June 20, 1999.)

Exhibit 7 Letter Agreement, dated as of March 28, 2000, between IDT and AT&T. (Incorporated by reference to Form 8-K of IDT filed March 31, 2000.)

Exhibit 8 Letter Agreement, dated as of March 30, 2000, between IDT, AT&T and Net2Phone. (Incorporated by reference to Form 8-K of IDT filed March 31, 2000.)

Exhibit 9 Joint Filing Agreement, dated as of August 21, 2000, between IDT Investments, IDT and Howard S. Jonas.